

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Mark Prior
Vice President, General Counsel and Secretary
Conn's, Inc.
2445 Technology Forest Blvd., Suite 800
The Woodlands, Texas 77381

> **Re: Conn's, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 24, 2021**
>   **File No. 333-261325**

Dear Mr. Prior:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kevin Lewis